UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

Syntone Ventures LLC

1517 Champlain Crest Way

Cary, NC 27513

Attn: President Telephone: (781) 308-0823

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 69012T 206	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Syntone Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,823,045
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,823,045
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,823,045
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 168,776,876 Shares outstanding based on (i) 127,183,109 outstanding shares of common stock reported by Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”) in its Annual Report on Form 10-K for the year ended September 30, 2020, plus (ii) 38,593,767 shares issued in the February 2021 underwritten public offering and (iii) 3,000,000 shares issued to the concurrent placement to the reporting persons. As used in this Schedule 13D, as amended, “shares” means shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer.

CUSIP NO: 69012T 206	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Syntone LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,823,045
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,823,045
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,823,045
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 168,776,876 Shares outstanding based on (i) 127,183,109 outstanding shares of common stock reported by the Issuer in its Annual Report on Form 10-K for the year ended September 30, 2020, plus (ii) 38,593,767 shares issued in the February 2021 underwritten public offering and (iii) 3,000,000 shares issued to the concurrent placement to the reporting persons.

CUSIP NO: 69012T 206	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Syntone Technologies Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) 00
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,823,045
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,823,045
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,823,045
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14.	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based upon 168,776,876 Shares outstanding based on (i) 127,183,109 outstanding shares of common stock reported by the Issuer in its Annual Report on Form 10-K for the year ended September 30, 2020, plus (ii) 38,593,767 shares issued in the February 2021 underwritten public offering and (iii) 3,000,000 shares issued to the concurrent placement to the reporting persons.

CUSIP NO: 69012T 206	Page 5 of 7

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed on June 12, 2020 (the “Initial Statement”), by the Reporting Persons (as defined below) relating to common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed as a result of the February 3, 2021 acquisition of 3,000,000 Shares by the Reporting Persons pursuant to that certain securities purchase agreement dated January 28, 2021, and to also report the July 2020 purchase of 823,045 Shares by the Reporting Persons pursuant to that certain securities purchase agreement dated June 22, 2020.

Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Initial Statement. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Initial Statement.

As used in this Amendment, Reporting Persons means (i) Syntone Ventures LLC, a Delaware limited liability company (“Syntone”), (ii) Syntone LLC, a Delaware limited liability company (the “Manager”), and (iii) Syntone Technologies Group Co. Ltd. (“Syntone Technologies”), a company organized in the People’s Republic of China (“PRC”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add disclosure as follows:

On June 22, 2020, the Issuer entered into a Securities Purchase Agreement (the “June Purchase Agreement”) with Syntone, pursuant to which the Issuer agreed to sell and issue, in a private placement, an aggregate of 823,045 Shares at a purchase price of $1.215 per share, for aggregate gross proceeds to the Issuer of approximately $1.0 million, which closed on July 15, 2020. The source of funds for such purchase was a capital contribution made to Syntone by the Manager, the source of funds of which were from the working capital of Syntone Technology.

On January 21, 2021, the Issuer entered into a Securities Purchase Agreement (the “January Purchase Agreement”) with Syntone, pursuant to which the Issuer agreed to sell and issue, in a private placement, an aggregate of 3,000,000 Shares at a purchase price of $1.00 per share, for aggregate gross proceeds to the Issuer of $3.0 million, which closed on February 3, 2021. The source of funds for such purchase was a capital contribution made to Syntone by the Manager, the source of funds of which were from the working capital of Syntone Technology.

As a result of the transactions described in this Item 3, the Reporting Persons may each be deemed to be the beneficial owner of approximately 11.7% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to add disclosure as follows:

(a)–(b) As of the date of this filing, Syntone Ventures owns a total of 19,823,045 Shares. Based upon (i) 127,183,109 outstanding Shares reported by the Issuer in its Annual Report on Form 10-K for the year ended September 30, 2020, plus (ii) 38,593,767 Shares issued in the February 2021 underwritten public offering and (iii) 3,000,000 Shares issued to the concurrent placement to the Reporting Persons, this represents approximately 11.7% of the issued and outstanding Shares pursuant to Rule 13d-3 under the Securities Act.

(c)	No transactions in the Shares were effected during the past 60 days by the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO: 69012T 206	Page 6 of 7

Item 7 is hereby amended to amend Exhibit1 and add Exhibits 4 and 5 as follows

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among Syntone Ventures LLC, Syntone LLC and Syntone Technologies Co., Ltd., dated as of February 4, 2021.

4.	Securities Purchase Agreement, dated June 22, 2020, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on June 23, 2020).

5.	Securities Purchase Agreement, dated January 28, 2021, by and between the Issuer and Syntone (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on February 2, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021.

SYNTONE VENTURES LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE LLC

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact

SYNTONE TECHNOLOGIES CO., LTD.

By:	/s/ Jiahui Zheng
Name:	Jiahui Zheng
Title:	Attorney-in-Fact